

2023 REPORT

Sunny

Dear investors,

To our investors and supporters, Thank YOU for believing in our vision for the betterment of reproductive health and wellness. Your support on our journey is a win for the progress in the FemTech space, female health and in ending period poverty. We are reinvigorated by the work we do and what is to come. Stay tuned as we continue sharing the mission with the world through some fresh campaigns, new product developments and community building! Take care,Cindy

We need your help!

We are looking for mentors and connections in the CPG, FemTech and medical device space. We'd love to learn about industry insights, sales/business growth strategy etc. We are also raising a Pre-Seed Extension. We would love introductions to interested angel investors!! To stay up-to-date with our milestones via our monthly investor email updates, please reach out to me at cindy@sunnyperiod.com.

Sincerely,

Cindy Belardo

CEO + Co-Founder

Drew Jarvis

CMO + Co-Founder

How did we do this year?

REPORT CARD

A-

☺ The Good

5,000 customer received their Sunny Cup + Applicator!

4.3 out of 5 stars customer rating on Sunny Cup + Applicator

We've raised $767k in our Pre-seed round so far!

☹ The Bad

Manufacturing time is slower than expected, causing delay in shipments for remaining 18,000 customers.

Going lean to focus and allocate resources toward manufacturing and backorder fulfillment.

Needing to raise an additional $200k-$300k to achieve milestone goals.

2023 At a Glance

January 1 to December 31



$117,809 +54X
Revenue

-$1,088,064
Net Loss

$825,448 +47%
Short Term Debt

$95,800
Raised in 2023

$377,917
Cash on Hand
As of 06/11/24

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit



US$2,131

US$117,809



-US$454,992

-US$1,088,064

2022   2023

Net Margin: -924%   Gross Margin: 62%   Return on Assets: -75%   Earnings per Share: -$0.18   Revenue per Employee: $58,904

Cash to Assets: 4%   Revenue to Receivables: ~   Debt Ratio: 204%

📄 Menstrual_Mates__Inc_Financial_Statements__2022_and_2021_.pdf   📄 Sunny_2023-2022_FS_Binder.pdf

We ❤ Our 40 Investors

Thank You For Believing In Us

Jake Budler	Robert Scott Chamberlain	Russell Fertitta	Hatem Rowaihy	Eric Chan	Emily Kist
Angie Zentz	Gina Nisbeth	Sarah Aubrey	Meg Scheding	Felix Vayssieres	Silvia Mah
Audrey Saint-Elie	Shenese Pyle	Sabrina Nisan	Naomi Weisman	Funmi Solano	Leslie Schaefer
Chelsea Hoehnle	Jennifer Smither	Madison Butler	Haley Fox	Isabelle Salgado	Luci Cadet
Meghan Haydock	Diya Shah	Heather Foltz	Tracy Diminick	G. M.	Andrew Fitch
Maude Delice	Nassir Criss	Aubrey Joann Sherman	Theresa Tran	Alice Ausim	Rebecca Alvarez
Monique Aiken	Reilly Williams	Angela Goldenstein	Mary Beth Jarvis		

Thank You!

From the Sunny Team



Cindy Belardo 🔗
CEO + Co-Founder
•Passionate trailblazer with several years of experience in female healthcare prior to Sunny •Won a grant to lead research in India on 200 menstruator's first time...



Drew Jarvis 🔗
CMO + Co-Founder
•Developed prime strategic marketing capabilities during her time in Brand Management at P&G •Curated a communications team and digital marketing tactics that...







Lana Gailani 🔗

Project Manager

•Key industry experience in CPG manufacturing, sales, marketing, and distribution •Led cross-functional teams to over $7.5M...

Danielle Burden 🔗

Quality Manager

•5+ years of experience in developing and implementing quality systems for menstrual care startups •Launched 2 new...

Cinestie Olson 🔗

Communications Manager

•Expertise in PR, Communications, and Social Media Marketing since high school •Worked at YSS, which i...



Ben Ettinger 🔗

Lead Product Engineer

•Director of Product at Glassboard LLC, leading Product Engineering firm in IN •8+ years of industry experienc...



Aisha Banks 🔗

Customer Support Specialist

•7+ years of customer support experience in related sales industries, helping achieve over $1k sales transactions at a time...

Details

The Board of Directors

Director	Occupation	Joined
Drew Jarvis	CMO @ Menstrual Mates, Inc.	2021
Cynthia Belardo	CEO @ Menstrual Mates, Inc.	2021

Officers

Officer	Title	Joined
Drew Jarvis	CMO	2021
Cynthia Belardo	President CEO	2021

Voting Power ❓

Holder	Securities Held	Voting Power
Cynthia Belardo	2,850,000 Common Stock	47.5%
Drew Jarvis	2,850,000 Common Stock	47.5%

Past Equity Fundraises

Date	Amount	Security	Exemption
11/2020	$20,000	Common Stock	Section 4(a)(2)
12/2021	$50,000	Safe	Section 4(a)(2)
01/2022	$20,000	Safe	Section 4(a)(2)
06/2022	$800,000		Section 4(a)(2)
07/2022	$500,000		Section 4(a)(2)
08/2022	$25,000		Section 4(a)(2)
08/2022	$5,000		Section 4(a)(2)
08/2022	$5,000		Section 4(a)(2)
11/2022	$50,000		Section 4(a)(2)
11/2022	$115,000		Section 4(a)(2)
07/2023	$35,000		Section 4(a)(2)
09/2023	$60,800		4(a)(6)
03/2024	$200,000		Section 4(a)(2)
03/2024	$500,000		Section 4(a)(2)
03/2024	$35,000		Section 4(a)(2)
04/2024	$25,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
06/14/2022	$800,000 ❓	6.0%	20.0%	$7,000,000	06/14/2024

07/29/2022	$500,000 ❓	6.0%	20.0%	$7,000,000	07/29/2024
08/03/2022	$25,000 ❓	6.0%	20.0%	$7,000,000	08/03/2024
08/12/2022	$5,000 ❓	6.0%	20.0%	$7,000,000	08/12/2024
08/12/2022	$5,000 ❓	6.0%	20.0%	$7,000,000	08/12/2024
11/10/2022	$50,000 ❓	6.0%	20.0%	$7,000,000	11/10/2024
11/10/2022	$115,000 ❓	6.0%	20.0%	$7,000,000	11/10/2024
07/13/2023	$35,000 ❓	6.0%	20.0%	$7,000,000	06/13/2025
03/21/2024	$200,000 ❓	6.0%	20.0%	$4,500,000	03/21/2026 ❓
03/21/2024	$500,000 ❓	6.0%	20.0%	$4,500,000	03/21/2026 ❓
03/26/2024	$35,000 ❓	6.0%	20.0%	$5,000,000	03/26/2026
04/11/2024	$25,000 ❓	6.0%	20.0%	$7,000,000	04/11/2026

Outstanding Debts
None.

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	6,000,000	Yes

Warrants: 0
Options: 0

Form C Risks:

Although Sunny has received an overwhelmingly positive response of over 80% during Beta Testing, we acknowledge that as we fulfill pre-orders, customer reviews and experiences may vary due to the personal and anatomy-dependent nature of our product. Nonetheless, we remain encouraged by the strong support for our innovation thus far.

Ensuring a positive purchasing and delivery experience for customers is crucial for Sunny. We aim to fulfill Batch 1 pre-orders swiftly and transition seamlessly into Batch 2 production and shipment. While some operational changes will occur between Batch 1 and Batch 2, rest assured that Sunny's Operations Team is fully prepared for these adjustments and the transition process.

Sunny's team consists of 5 full-time and 1 part-time employees who handle essential aspects of operations, marketing, sales, and communications currently. However, the success of this raise is critical to enabling our part-time Customer Support Specialist to transition into a full-time role at launch and that our team can be fully supported

Sunny benefits from a unique advantage during this pre-order phase, as it has enabled us to gather valuable data, including insights into our current CAC of $10 and conversion rates from digital marketing efforts. We anticipate significant improvements in our pre-order data once we launch. The success of our launch is closely tied to the resources invested in marketing strategies; the more resources we allocate, the more successful the launch is likely to be.

As a medical device company, we place a high priority on maintaining a smooth supply chain. However, unforeseen disruptions, such as manufacturing delays, transportation issues, or material shortages, could occur, especially given the nature of our industry. These disruptions have the potential to impact our ability to fulfill future orders. To address these risks, we are actively implementing measures such as sourcing backup materials, maintaining surplus material inventory, and fostering positive relationships with our vendors. Despite our proactive efforts, external factors beyond our control may still affect the production and delivery schedule.

As a medical device company, ensuring compliance with relevant regulations and standards is our top priority. Although we are presently registered and listed with the FDA and have established a clear, collaborative regulatory pathway for our initial launch, navigating the intricate and ever-changing regulatory landscape may pose challenges. Delays in obtaining essential certifications or approvals from regulatory authorities could potentially affect future product launches. We remain fully dedicated to working diligently with regulatory agencies to meet all requirements, but it's essential to acknowledge that unforeseen obstacles may arise during this process.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Sunny is dependent on its ability to obtain and maintain licenses and other intellectual property (IP) rights covering its products and services and its design and manufacturing processes. The IP portfolio is the result of an extensive IP generation process that could be influenced by a number of factors, including innovation and acquisitions. The value of the IP portfolio is dependent on the successful promotion and market acceptance of standards developed or co-developed by Sunny. This is particularly applicable to the segment Other, where licenses from Sunny to third parties generate IP royalties and are important to Sunny' results of operations. The timing of licenses from Sunny to third parties and associated revenues from IP royalties are uncertain and may vary significantly from period to period. A loss or impairment in connection with such licenses to third parties could have a material adverse impact on Sunny's financial condition and operating results. Sunny is also exposed to the risk that a third party may claim to own IP rights to technology applied in Sunny's products and services. If any such claims of infringement of these IP rights are successful, Sunny may be required to pay damages to such third parties or may incur other costs or losses.

Fundamental developments in the health technology industry, such as use of Artificial Intelligence (AI) and Machine

Learning (ML), digital platforms delivering insights at scale, and the shift towards cloud-based Software as a Service (SaaS) business models, are dramatically changing our business environment. Our informatics businesses may fall behind 'born digital' competitors if Sunny fails to timely develop and globally commercialize capabilities, adjust business models, introduce new products and services in response to these changes. This could result in an inability to satisfy patient and customer needs, thereby missing out on revenue and margin growth opportunities, which may have a material adverse impact on Sunny's business, financial condition and operating results.

Our products and services, either new and/or in field use by our customers, may fail to meet product quality or product security standards, cause (patient) harm, negatively impact customer operations and their ability to provide healthcare, provide unauthorized access to patient records and medical devices through cyber security incidents, or generally cause customer dissatisfaction. Given Sunny's focus on health devices, products and services often require regulatory approvals, including approval of quality and benefit/risk prior to market introduction. Sunny may experience issues with the quality of our products and services as a result of various factors, including product design, production, suppliers, materials used, installation, or newly emerging and rapidly evolving cybersecurity threats. These (and other) issues could cause events that need to be actively addressed, which may lead to (amongst others) higher costs of design, market activation, stop use, field recalls and repairs, as well as financial claims and liabilities, damage to our brand reputation, competitive disadvantage, regulatory non-compliance (refer to the Compliance risk section), and loss of market access and market share, any of which may have a material adverse impact on Sunny's market valuation, revenue growth and operating results
Notwithstanding the proliferation of technology and technology-based control systems to detect defects or other errors in our products before they are released, our business ultimately relies on people as our greatest resource, and, from time-to-time, they make mistakes or engage in violations of applicable policies, laws, rules or procedures that are not always caught immediately by our technological processes or by our controls and other procedures, which are intended to prevent and detect such errors or violations. In addition to human error, our quality controls are also subject to overriding, and resource or technical constraints. As such, these quality controls and preventative measures may not be effective in detecting all defects or errors in our products before they have been released into the marketplace. In such an event, the technological reliability and safety of our products could be below our standards and our reputation, brand and sales could be adversely affected. In addition, we could be required to, or may find it necessary to, offer a refund for the product or service, suspend the availability or sale of the product or service or expend significant resources to cure the defect or error. Any of these factors may have in a material adverse impact on Sunny's business, financial condition and operating results.

Sunny produces and procures packaging in various countries globally and in addition is partly dependent on the production and procurement of products and parts from Asian countries, and disruption to production in and shipping from Asian countries could have a disproportionate impact on our business compared to disruptions in other markets. The production and shipping of products and parts, whether from Sunny or from third-parties, could be interrupted by various factors such as geopolitics (e.g. US-China relations and protectionist measures taken in various markets), regional conflicts, natural disasters or extreme weather events, (the effects of which may be exacerbated by climate change), container imbalances or port congestions. As a recent example, our sales were impacted unfavorably by the intensified global supply chain issues, primarily related to the shortage of electronic components, poor ocean freight schedule reliability, and COVID-19 affecting suppliers. Although difficult to predict, supply chain headwinds are expected to continue throughout 2023, with a significant impact in the first quarter. There is pressure on medical devices since the pandemic: as a health technology company, Sunny is dependent on medical device materials and this may cause increased lead times and adversely impact our production capacity. Pandemics (e.g. resurgences of COVID-19 or mutations thereof) may disrupt supply chains due to rapid shifts in demand, need for production capacity adjustments and safety improvements in the environments for production, field service, installation and Research & Development in which our employees operate. Sunny is also exposed to risks associated with delivery of products and services to customers (for example due to construction material or labor shortages), such as the issues with customer site readiness that Sunny encountered in the fourth quarter of 2022, which resulted in (among other things) postponement of medical device materials. Such delivery risks may be exacerbated by insufficient staffing levels or staffing disruptions at Sunny, its customers or other third-party service providers, including as a result of COVID-19. If Sunny is not able to respond swiftly to those various factors, this may result in an inability to deliver on customer needs, ultimately resulting in loss of revenue and margin.
A general shortage of materials (sub-) components or means of transportation drives the risk of fluctuations in price. Sunny purchases raw materials, including medical-grade silicone, silicone, thermoplastics, colorant, etc. Commodities have been subject to volatile markets, and such volatility is expected to continue and costs to increase, including as a result of stricter climate change related laws and regulations. Such legislation could require investments in technology to reduce energy use, and greenhouse gas emissions, beyond what we expect in our existing plans or could result in additional and increased carbon pricing. If Sunny is not able to compensate for increased costs of (sub-) components, (raw) materials and transportation, reduce reliance thereon, or pass on increased costs to customers, then price increases could have a material adverse impact on Sunny's business, financial condition and operating results.
Sunny is also continuing the process of creating a leaner supply base and is continuing its initiatives to replace internal capabilities with less costly outsourced products and services, which may result in increased dependency on a concentration of external suppliers. These processes also need to be balanced with local market requirements, including those relating to local manufacturing and data storage. Although Sunny works closely with its suppliers to avoid supply-related problems, there can be no assurance that it will not encounter supply problems in the future, causing disruptions or unfavorable conditions.

Sunny relies on information technology to operate and manage its businesses and store confidential data (relating to employees, customers, intellectual property, suppliers and other partners). Sunny's products, solutions and services increasingly contain sophisticated and complex information technology. The medical device industry is subject to strict privacy, security and safety regulations with regard to a wide range of health information. At the same time geopolitical conflicts and criminal activity continue to drive increases in the number, severity and sophistication of cyber-attacks globally. Considering the general increase in cyber-crime, our customers and other stakeholders are becoming more demanding regarding the cybersecurity of our products and services. As a multinational health technology company, Sunny is inherently and increasingly exposed to the risk of cyber-attacks. Information systems may be damaged, disrupted (including the provision of services to customers) or shut down due to cyber-attacks. In addition, breaches in the security of our systems (or the systems of our customers, suppliers or other partners) could result in the misappropriation, destruction or unauthorized disclosure of confidential information (including intellectual property) or personal data belonging to us or our employees, customers, suppliers or other partners. These risks are particularly significant with respect to patient medical records. Cyber-attacks may result in substantial costs and other negative consequences, which may include, but are not limited to, lost revenues, reputational damage, remediation and enhancement costs, and other liabilities to regulators, customers and other partners, or penalties. While Sunny deals with the operational threat of cybercrime on a continuous basis and has so far been able to prevent significant damage or significant monetary cost in taking corrective action, there can be no assurance that future cyber-attacks will not result in significant or other consequences than as described above, which may result in a material adverse impact on Sunny's business, financial condition and operating results.

Accurate disclosures provide investors and other market professionals with significant information for a better understanding of Sunny's businesses. Failures in internal controls or other issues with respect to Sunny's public disclosures, including disclosures with respect to cybersecurity risks and incidents, could create market uncertainty regarding the reliability of the information (including financial data) presented and could have a negative impact on the price of Sunny's securities. In addition, the reliability of revenue and expenditure data is key for steering the businesses and for managing top-line and bottom-line growth. The long lifecycle of health technology solution sales, from order acceptance to accepted installation and servicing, together with the complexity of the accounting rules for when revenue can be recognized in the accounts, presents a challenge in terms of ensuring consistent and correct application of the accounting rules throughout Sunny's business. Significant changes in the way of working, such as working from home during a pandemic, may have an adverse impact on the control environment under which controls are executed, monitored, reviewed and tested. Any flaws in internal controls, or regulatory or investor actions in connection with flaws in internal controls, could adversely affect Sunny's financial condition, results of operation, reputation and brand.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns.

Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❷ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust ❷ created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $7,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company
Menstrual Mates, Inc.
Delaware Corporation
Organized October 2021
2 employees
16192 Coastal Highway
Lewes DE 19958 https://sunnyperiod.com/

Business Description

Refer to the Sunny profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Sunny is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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